UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*

                              Farrel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 311-667-109
                        -----------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 311-667-109               13G                    PAGE 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Rolf K. Liebergesell

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
    Not applicable                                                 (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America





                  5   SOLE VOTING POWER

                      2,806,412*

                          *    Includes 240,000 shares subject to options
                      under the Issuer's 1992 Stock Option Plan, as to which
                      Mr. Liebergesell had a right to acquire beneficial
                      ownership within 60 days of December 31, 1996, and
                      excludes 82,000 shares held by Mr. Liebergesell's wife
                      as trustee of a trust for the benefit of the adult
                      children of Mr. Liebergesell as to which Mr.
NUMBER OF             Liebergesell disclaims beneficial ownership.
SHARES
BENEFICIALLY
OWNED BY
EACH              6   SHARED VOTING POWER
REPORTING
PERSON                59,500*
WITH
                          *    Represents shares held by a nonprofit
                      corporation of which Mr. Liebergesell is a member of the Board of Directors.

                  7   SOLE DISPOSITIVE POWER

                      2,806,412*

                          * Includes 240,000 shares subject to options under
                      the Issuer's 1992 Stock Option Plan, as to which Mr. Liebergesell had a right to acquire beneficial ownership within 60 days of December 31, 1996, and excludes 82,000 shares held by Mr. Liebergesell's wife as trustee of a trust for the benefit of the adult children of Mr. Liebergesell as to which Mr. Liebergesell disclaims beneficial ownership.

                  8   SHARED DISPOSITIVE POWER

                      59,500*

                          *   Represents shares held by a nonprofit
                      corporation of which Mr. Liebergesellis a member of the Board of Directors.


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,865,912


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    [X]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    46.2%

12  TYPE OF REPORTING PERSON*

          IN


                *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)  NAME OF THE ISSUER:

           Farrel Corporation

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           25 Main Street, Ansonia, Connecticut  06401

Item 2(a)  NAME OF PERSON FILING:

           Rolf K. Liebergesell

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           25 Main Street, Ansonia, Connecticut  06401

Item 2(c)  CITIZENSHIP:

           United States of America

Item 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.01

Item 2(e)  CUSIP NUMBER:

           311-667-109

Item 3     Not Applicable

Item 4     OWNERSHIP AS OF DECEMBER 31, 1996:

           (a)  Amount Beneficially Owned                        2,865,912
           (b)  Percent of Class                                      46.2%

           (c)  Number of Shares as to which such person has:

                 (i)  sole power to vote or direct the vote:     2,806,412*
                (ii)  shared power to vote or direct the vote:      59,500**
               (iii)  sole power to dispose of or to direct
                      the disposition of:                        2,806,412*
                (iv)  shared power to dispose of or to direct
                      the disposition of:                           59,500**

  * Includes 240,000 shares subject to options under the Issuer's 1992 Stock Option Plan, as to which Mr. Liebergesell had a right to acquire beneficial ownership within 60 days of December 31, 1996, and excludes 82,000 shares held by Mr. Liebergesell's wife as trustee of a trust for the benefit of the adult children of Mr. Liebergesell as to which Mr. Liebergesell disclaims beneficial ownership.

 ** Represents shares held by a nonprofit corporation of which Mr. Liebergesell is a member of the Board of Directors.


Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of more than Five Percent on Behalf of Another Person:

           A nonprofit corporation has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of 59,500 shares reported as beneficially owned by Mr. Liebergesell herein.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           Not Applicable




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997


    /s/ Rolf K. Liebergesell
-----------------------------------
Signature:  Rolf K. Liebergesell